Amendment No. 2 to SC-13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

ESSEX PROPERTY TRUST, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

297178105 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

CUSIP No.

1.	Names of Reporting Person. John M. Sachs

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ - Not a member of a group.

3.	SEC Use Only.

4.	Citizenship or Place of Organization: USA Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 614,055 (1) 6. Shared Voting Power: 760,000 (2) 7. Sole Dispositive Power: 614,055 (1) 8. Shared Dispositive Power: 760,000 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,374,055 (See notes to items 5, 6, 7 and 8)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐

11.

Percent of Class Represented by Amount in Row (9):

            6.0295% (1)

(1) Based on 22,788,642 shares outstanding as of 11/1/2003, as reported on the Issuer’s

Form 10-Q for the period ended 9/30/2003, filed 11/14/2003.

12.	Type of Reporting Person: IN

(1)	Includes 101,523 shares held in escrow.

(2)	Reporting Person is co-trustee of trusts holding these shares. Voting and dispositive power in these trusts requires action of Reporting Person and one of three other co-trustees. Reporting Person is not beneficiary or settlor of these trusts. Beneficiary of each of these trusts is also the settlor of that trust.

Name of Issuer:

Item 1	(a)	ESSEX PROPERTY TRUST, INC.

1	(b)	Address of Issuer’s Principal Executive Offices:

925 East Meadow Drive, Palo Alto, California 94303

Item 2	(a)	Name of Person Filing:

John M. Sachs

Item 2	(b)	Address of Principal Business Office, or, if none, Residence:

2399 Camino Del Rio South, Ste. 101, San Diego, California 92108

Item 2	(c)	Citizenship:

USA

2	(d)	Title of Class of Securities:

Common Shares

2	(e)	CUSIP Number:

297178105

Item 3	N/A

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

1,374,055

	(b)	Percent of class:

6.0295%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 614,055 (1)

(ii) Shared power to vote or to direct the vote: 760,000 (2)

(iii) Sole power to dispose of or to direct the disposition of: 614,055 (1)

(iv) Shared power to dispose of or to direct the disposition of: 760,000 (2)

Notes:

(1)	Includes 101,523 shares held in escrow.

(2)	Reporting Person is co-trustee of trusts holding these shares. Voting and dispositive power in these trusts requires action of Reporting Person and one of three other co-trustees. Reporting Person is not beneficiary or settlor of these trusts. Beneficiary of each of these trusts is also the settlor of that trust.

Item 5	N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

See Note (2) to Item 4 above.

Item 7	N/A

Item 8	N/A

Item 9	N/A

Item 10	(a) N/A

(b) Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

/s/ JOHN M. SACHS
John M. Sachs